EZCORP

September 8, 2008

VIA FAX AND

EDGAR TRANSMISSION

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Scott Anderegg
Mail Stop 3561
RE:	EZCORP, Inc.

Registration Statement on Form S-3

File No. 333-151871

Accession No. 0000950134-08-014310

Dear Mr. Anderegg:

On August 9, 2008, Value Financial Services, Inc., notified our client, EZCORP, Inc., that Value Financial Services has terminated the merger agreement dated June 5, 2008, which was the subject of the referenced Form S-3. Accordingly, on behalf of EZCORP, Inc., we request that the registration statement (File No. 333-151871) be withdrawn.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Connie Kondik

Connie Kondik

General Counsel

Cc:	H. Christopher Owings

EZCORP, Inc.     1901 Capital Parkway     Austin, Texas     (512) 314-3400

528182.1/SPA/52545/0148/090908